Apollo Global Management, LLC
9 West 57th Street
New York, New York 10019
August 14, 2015
VIA EDGAR
Hugh West
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
RE:	Apollo Global Management, LLC Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-35107
Dear Mr. West:
We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated July 31, 2015 (the “Comment Letter”), to the above referenced annual report on Form 10-K (the “Form 10-K”) of Apollo Global Management, LLC (the “Company,” “we” or “our”).  The Company has submitted, via EDGAR, this letter (tagged correspondence).
The Company has the following responses to the Staff’s comments in the Comment Letter.  For your convenience, we have reproduced in italics below each comment from the Comment Letter with a response following.  Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.
Item 1.  Business, page 6
Regulatory and Compliance Matters, page 17
1.	Please provide a definition of what a “relying advisor” is and how it differs from a directly registered investment advisor.

Securities and Exchange Commission

Response to Comment 1
A “relying adviser” is an investment adviser that relies on the investment adviser registration of a directly registered investment adviser pursuant to the SEC’s Division of Investment Management staff guidance dated January 18, 2012, issued in a no-action letter in response to the American Bar Association’s request for interpretive guidance (the “ABA No-Action Letter”).1
To address the Staff’s question on how a relying advisor differs from a directly registered investment advisor, we note that footnote 10 of the ABA No-Action Letter, states that “each relying adviser is an investment adviser registered with the Commission and, as such, is required to comply with all of the provisions of the Advisers Act and the rules thereunder that apply to registered advisers. The ABA No-Action Letter indicates that a single registration for relying advisers would be appropriate under certain circumstances as set for in the ABA No-Action Letter.
Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68
Assets Under Management – Fee-Generating/Non-Fee Generating, page 71
2.	We note your tabular presentation summarizing the changes in total AUM for each of your segments on page 76. Please clarify which line item includes the change from foreign exchange rate fluctuations. In future filings, revise your MD&A where you provide summaries of changes in AUM to disaggregate your market and foreign exchange appreciation (depreciation) amounts.
Response to Comment 2
In the Form 10-K, foreign exchange rate fluctuations are included in the line item labeled “Income” on page 76. Subsequent to the Form 10-K, the Company revised the presentation summarizing the changes in total AUM and Fee Generating AUM for each segment. In the revised presentation, foreign exchange translation impacts are included in the line item labeled “Market Activity”.  In future filings, the Company will add a footnote to the Market Activity line item to disclose the portion of the total market appreciation (depreciation) of AUM during the period related to foreign exchange translation impacts. We respectfully direct you to Exhibit A for an example of the Company’s planned future presentation as applied to the Company’s most recent Quarterly Report Filing on Form 10-Q for the Quarterly period ended June 30, 2015.

1 The ABA No-Action Letter can be accessed here: http://www.sec.gov/divisions/investment/noaction/2012/aba011812.htm.

Securities and Exchange Commission

Results of Operations, page 93
Revenues, page 94
Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 94
3.	In future filings, please expand your discussion of the qualitative and quantitative factors impacting your carried interest income from affiliates during the year by identifying the underlying drivers and quantifying their related impact where applicable. For example, discuss some of the factors (e.g. oil prices, energy exposure, foreign exposure, other, etc.) leading to a decline in carried interest income from Fund VI and Fund VII and quantify the impact of those factors, where applicable. Refer to Item 303(a)(3) of Regulation S-K and provide us with a draft of your planned future disclosure.
Response to Comment 3
The Company will revise its future filings to expand our discussion of the qualitative and quantitative factors impacting our carried interest income from affiliates during the period.  Where applicable, the Company will expand its commentary to identify the underlying drivers (e.g., oil prices, energy exposure, carry generating AUM, foreign exposure, etc.) and quantify the related impact. As requested,  Exhibit B sets forth an example of the Company’s planned future disclosure as applied to our most recent Quarterly Report Filing on Form 10-Q  for the Quarterly period ended June 30, 2015.

Item 8.  Financial Statements and Supplementary Data, page 144
Notes to Consolidated Financial Statements, page 151
Note 4. Investments, page 169
4.	We note your tabular presentation of investments at fair value on page 169 showing a fair value of $2.1 billion and $1.9 billion for your investment in AAA as of December 31, 2014 and 2013, respectively. Please provide us with your significance tests for this investment in determining whether separate financial statements are required in accordance with Rule 3-09 of Regulation S-X.
Response to Comment 4
The tabular presentation of investments at fair value on page 169 showing a fair value of $2.1 billion and $1.9 billion for the Company’s investment in AAA as of December 31, 2014 and 2013, respectively, represents the Company’s consolidation of (“AAA”) AP Alternative Assets, L.P. The presentation is AAA’s investments at fair value through its consolidated subsidiary, AAA. The Company’s ownership of AAA is 2.5%, with the remaining 97.5% ownership held by limited partners of AAA. As the Company consolidates AAA and Rule 3-09 of Regulation S-X  applies to investees that are not consolidated, no significance test for the investment in AAA was required.

Securities and Exchange Commission

Note 6. Fair Value Measurements of Financial Instruments, page 178
5.	With respect to the valuation technique, quantitative inputs and assumptions used to measure the fair value of the investment in Athene Holding disclosed in the table on page 182, please address the following:
—	We note your discussion on page 125 indicates that you gave consideration to the control deficiencies and potential adjustments related to Athene in your determination of fair value of the investment. Explain how those control deficiencies and potential adjustments impacted your quantitative inputs and assumptions (e.g. WACC, discount rate, projected future cash flows, other, etc.) for measuring fair value.
—	In your determination of fair value, explain to us how you have considered peer company multiples in your quantitative inputs and assumptions, and in doing so, if you included peer companies with material weaknesses in their internal controls that experienced delays in the timely delivery of GAAP financial statements as benchmarks.
—	In light of the potential adjustments and material weaknesses in controls of Athene, explain to us the procedures you performed to validate the underlying projections and information used in determining fair value. As part of your response, discuss the results of back-testing procedures performed on projections used for previous periods and whether the adjustments would have any impact on the fair value determined in prior periods.
Response to first bullet point of Comment 5
In valuing our investment in Athene as of December 31, 2014, we considered the control deficiencies at Athene in order to evaluate whether they should impact the quantitative valuation inputs and assumptions we used.

To provide some context on the control deficiencies at Athene, during the process of preparing and completing Athene’s financial statements for the year ended December 31, 2013, Athene determined that it did not have sufficient control procedures over financial reporting in place for (i) certain actuarial balances and (ii) the preparation and accuracy of tax balances, each of which constitutes a material weakness.  Specifically,

—	Control over Actuarial Balances: Athene determined that it did not have sufficient control procedures in place to identify unusual trends or balances within the actuarial reserves principally acquired in Athene’s 2013 acquisition of Aviva USA or to validate results from models created in the past. These control deficiencies resulted in adjustments to interest sensitive contract liabilities, including reserves, value of business acquired, or VOBA, and deferred acquisition costs, or DAC, reported within that balance. To remedy this material weakness, Athene completed several initiatives over the past year including implementation of roll forward procedures for its actuarial reserves, enhanced analytical procedures and quality control processes, procedures and

Securities and Exchange Commission

checklists, performed model and valuation reviews as well as a review of values utilized in the Aviva purchase accounting.
—	Control over Tax Balances: Athene identified a lack of control procedures over the preparation and accuracy of tax balances, which primarily stemmed from the scaled organizational needs following Athene’s acquisition of Aviva USA. Delays in the timely preparation of Athene’s tax basis balance sheet as of the opening balance sheet date for the acquisition of Aviva USA, delays in the creation of tax accounting entries and supporting schedules and documentation, limitations in the systems that support its tax accounting records and deficiencies in the amount and training of its staff caused Athene to identify this as a material weakness for financial reporting. To remedy this material weakness, Athene added competent and experienced personnel to its tax staff. For example, Athene created Global Head of Tax and Tax Controller positions and filled them with highly experienced individuals. Over the past year, Athene enhanced its tax processes and controls and entered into a co-sourcing relationship with a Big 4 firm to provide further depth to its capacity and expertise.

Consistent with our historical practice, in determining the fair value of our investment in Athene as of December 31, 2014, we used an embedded value methodology which is based on the present value of Athene’s future expected regulatory distributable income generated by the net assets of Athene plus Athene’s excess statutory net capital (i.e., the capital in excess of what is required to be held against Athene’s liabilities). The net assets of Athene consist of the current and projected assets less the current and projected liabilities related to in force insurance contracts. The approach of using actuarially projected asset and liability income to value an insurance company is widely used by market participants in the insurance industry, particularly in private company acquisitions.  The net assets and excess capital used in the embedded value calculations are based on Athene’s statutory assets, liabilities and capital rather than the corresponding GAAP assets, liabilities and equity.  Athene’s statutory financial statements are prepared under insurance industry accounting principles (which differ from GAAP), are provided to Athene’s regulators on a quarterly basis and are subject to an annual external audit.  As of December 31, 2014, Athene had conducted an evaluation of the impact of the control deficiencies noted above and any resulting potential adjustments to entries previously posted to its general ledger (“Potential GAAP Adjustments”) to identify whether such adjustments may have also resulted in adjustments to its statutory financial statements in order to ensure that Athene’s books and records for statutory reporting purposes were free of material error.  After reviewing all Potential GAAP Adjustments, Athene determined that its previously filed statutory financial statements were free of material errors.

We reviewed Athene’s evaluation of the impact of the control deficiencies and the resulting Potential GAAP Adjustments and did not identify any adjustments which would materially impact Athene’s previously filed statutory financial statements.  Further we confirmed with Athene management that there were no material statutory adjustments identified as of and for the period ended December 31, 2014 that would need to be made to the statutory net assets and excess capital used as inputs in the embedded value calculations as of December 31, 2014.

Securities and Exchange Commission

As a result of our review of the potential adjustments, we determined that the control deficiencies at Athene described above did not require further adjustment to the quantitative inputs and assumptions used in our valuation under the embedded value methodology.

Response to second bullet point of Comment 5
As noted above, in determining the fair value of our investment in Athene as of December 31, 2014, we used an embedded value methodology. Further, as noted above, the inputs and assumptions used in the embedded value calculation were based on statutory assets, liabilities and capital. Therefore, the peer company multiples derived from GAAP information were not a component of those inputs and assumptions.

However, in accordance with generally accepted valuation standards, we performed a secondary valuation analysis as a qualitative review on our calculation of Athene’s embedded value.  Specifically, we estimated Athene’s December 31, 2014 GAAP book value per share, and compared to the per share valuation for Athene determined using an embedded value methodology. We then compared the implied estimated GAAP book value multiple for Athene to the GAAP book value multiple of comparable insurance companies, taking into account other factors (e.g., liquidity of private versus public companies) that may impact Athene’s valuation relative to well-seasoned, publicly traded peers and concluded that Athene’s valuation was within a reasonable range of those peers. As this was a qualitative rather than quantitative exercise, we did not seek to isolate peer companies with current material weaknesses as comparables.

Response to third bullet point of Comment 5
As noted above, after review of the Potential GAAP Adjustments related to the material weaknesses identified, Athene’s statutory financial statements were deemed to be free of material misstatement. We reviewed Athene’s evaluation of the impact of Athene’s financial control deficiencies and did not identify any adjustments which would materially impact Athene’s previously filed statutory financial statements. Further we confirmed with Athene management that there were no material statutory adjustments identified for the period ended December 31, 2014 that would need to be made to the statutory net assets and excess capital used as inputs in the embedded value calculations for the period ended December 31, 2014.   As part of the quarterly valuation process under the embedded value methodology, we compare the current quarter projected statutory income against plan and ensure variances to plan are reasonable and reflective of known events for the quarter (for example adjustments for actual investment returns for the period versus plan).  We also compare the previous quarter’s forecasted statutory capital with actual statutory capital as filed to ensure key projections utilized as inputs to the embedded value calculations in prior periods were reasonable.  As part of performing that process for the quarter ended March 31, 2015 we did not identify any differences which would have materially impacted the December 31, 2014 valuation.  Further, Athene had also determined that there were no material misstatements in its previously filed statutory financial statements.

Securities and Exchange Commission

Item 11.  Executive Compensation, page 243
Bonus, page 244
6.	Please provide more information on how you determine who will receive a discretionary bonus and how much is paid. The discussion should describe the factors the Managing Partners considered in exercising their discretion.
Response to Comment 6
We note our general discussion on pages 244-245 under the caption, “Determination of Compensation of Named Executive Officers,”  with respect to determination of  variable compensation. Discretionary bonuses are among the types of variable compensation to which this discussion applies, and we will clarify that in future filings. Accordingly, this discussion explains that determinations of who will receive a discretionary bonus and the amount of any such bonus:
are based primarily on our Managing Partners’ assessment of such named executive officer’s individual performance, operational performance for the department or division in which the officer … serves, and the officer’s impact on our overall operating performance and potential to contribute to long-term shareholder value.  In evaluating these factors, our Managing Partners do not utilize quantitative performance targets but rather rely upon their judgment about each named executive’s performance to determine an appropriate reward for the current year’s performance.  The determinations by our Managing Partners are ultimately subjective, are not tied to specified annual, qualitative or individual objectives or performance factors, and reflect discussions among the Managing Partners.  Factors that our Managing Partners typically consider in making such determinations include the named executive officer’s type, scope and level of responsibilities and the named executive officer’s overall contributions to our success.  Our Managing Partners also consider each named executive officer’s prior-year compensation, the appropriate balance between incentives for long-term and short-term performance, competitive market dynamics, compensation provided to the named executive officer by other entities, and the compensation paid to the named executive officer’s peers within the Company.

Employment, Non-Competition and Non-Solicitation Agreement with Chairman and Chief Executive Officer and Chief Financial Officer, page 247
7.	Please describe the key terms of the non-competition and non-solicitation portions of the agreements with Messrs. Black and Kelly.
Response to Comment 7
We refer to the discussion beginning on page 251 under the caption, “Potential Payments upon Termination or Change in Control.”  In the second and third paragraphs of that

Securities and Exchange Commission

section, respectively, we describe the key terms of the non-competition and non-solicitation portions of the agreements with Messrs. Black and Kelly.
We have included this disclosure in the “Potential Payments upon Termination or Change in Control” section based on the guidance contained in Instruction (4) to Item 402(j) of Regulation S-K: “Describe and explain any material conditions or obligations applicable to the receipt of payments or benefits, including but not limited to non-compete, non-solicitation, non-disparagement or confidentiality agreements, including the duration of such agreements and provisions regarding waiver of breach of such agreements.”  We sought to minimize duplication in our disclosure and determined that as between including this language in the “Potential Payments” section or the “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” under Item 402(e) of Regulation S-K, this disclosure was more clearly responsive to Instruction (4) to Item 402(j) of Regulation S-K. However, we will also include this language in the “Employment, Non-Competition and Non-Solicitation Agreement with Chairman and Chief Executive Officer and Chief Financial Officer” section in the Company’s future filings if the Staff believes this would be beneficial.

Director Compensation, page 253
8.	It appears that the “#” symbol under the Stock Awards entry for your director compensation chart should be a “$.” If true, please ensure that it is correct in future filings.
Response to Comment 8
Thank you for noting this typographical error.  We will include a “$” in future filings.
Item 13.  Certain Relationships and Related Party Transactions, page 258
Investment in Apollo Funds, page 263
9.	We note the disclosures of the distributions to your officers and directors and note that the investments are not subject to management fees and in certain circumstances are not subject to carried interest. Please explain the basis for your belief that these benefits are not required to be disclosed as perquisites and personal benefit in the summary compensation table.
Response to Comment 9
On page 263, after disclosing that the investments by our officers and directors are not subject to management fees and in certain circumstances may not be subject to carried interest, we state, “The opportunity to invest in our funds is available to all of the senior Apollo professionals and to those of our employees whom we have determined to have a status that reasonably permits us to offer them these types of investments in compliance with applicable laws.”

Securities and Exchange Commission

The Adopting Release to the Executive Compensation and Related Person Disclosure Rules, Release Nos. 33-8732A; 34-54302A (71 FR 53158, Sept. 8, 2006), provides as follows in describing the exception to disclosure as a perquisite or personal benefit that applies to an item that is generally available to all employees on a non-discriminatory basis:
A company may reasonably conclude that an item is generally available to all employees on a non-discretionary basis if it is available to those employees to whom it lawfully may be provided.  For this purpose, a company may recognize jurisdictionally based legal restrictions (such as for foreign employees) or the employees’ “accredited investor” status.
Accordingly, we believe that this disclosure is appropriately included in response to Item 13 and excluded from disclosure as a perquisite or personal benefit in the summary compensation table.
*    *    *
The Company acknowledges that:
—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*    *    *
Respectfully submitted,

/s/ Martin Kelly
Martin Kelly
Chief Financial Officer

Exhibit A

(June 30, 2015 Form 10-Q, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Assets Under Management – Fee-Generating/Non-Fee Generating)
During the first quarter of 2015, the Company changed the presentation of the components of AUM to inflows, outflows, net flows, realizations and market activity as noted below. As such, prior periods were reclassified to conform with the current period presentation. The following tables summarize changes in total AUM for each of Apollo’s three segments for the three and six months ended June 30, 2015 and 2014:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014 (1)	2015	2014 (1)
		(in millions)
Change in Total AUM:
Beginning of Period	$162,948	$159,326	$159,797	$161,177
Inflows	3,206	8,740	8,106	10,997
Outflows(3)	(1,707)	(430)	(2,225)	(1,983)
Net Flows	1,499	8,310	5,881	9,014
Realizations	(3,392)	(1,721)	(4,771)	(6,091)
Market Activity (4)	1,443	1,581	1,591	3,396
End of Period	$162,498	$167,496	$162,498	$167,496
Change in Private Equity AUM (2):
Beginning of Period	$40,533	$48,336	$41,299	$50,158
Inflows	358	3,045	411	3,857
Outflows	(150)	(11)	(620)	(11)
Net Flows	208	3,034	(209)	3,846
Realizations	(2,014)	(734)	(2,625)	(3,757)
Market Activity (5)	537	1,200	799	1,589
End of Period	$39,264	$51,836	$39,264	$51,836
Change in Credit AUM (2):
Beginning of Period	$112,919	$101,941	$108,960	$101,580
Inflows	1,352	5,136	5,738	6,128
Outflows	(1,557)	(285)	(1,584)	(1,315)
Net Flows	(205)	4,851	4,154	4,813
Realizations	(791)	(516)	(1,133)	(1,458)
Market Activity (6)	757	178	699	1,519
End of Period	$112,680	$106,454	$112,680	$106,454
Change in Real Estate AUM (2):
Beginning of Period	$9,496	$9,049	$9,538	$9,439
Inflows	1,496	559	1,957	1,012
Outflows	—	(134)	(21)	(657)
Net Flows	1,496	425	1,936	355
Realizations	(587)	(471)	(1,013)	(876)
Market Activity (7)	149	203	93	288
End of Period	$10,554	$9,206	$10,554	$9,206

(1)	Reclassified to conform to current period’s presentation.
(2)
At the individual segment level, inflows include new subscriptions, commitments, capital raised, other increases in available capital, purchases and acquisitions. Outflows represent redemptions and other decreases in available capital. Realizations represent fund distributions of realized proceeds. Market activity represents gains (losses), the impact of foreign exchange rate fluctuations and other income.

(3)
Included in outflows for Total AUM are redemptions of $390.0 million and $147.1 million during the three months ended June 30, 2015 and 2014, respectively, and $437.4 million and $319.9 million during the six months ended June 30, 2015 and 2014, respectively.

(4)
Included in Market Activity for Total AUM are foreign exchange translation gains (losses) of $152.9 million and $(23.9) million during the three months ended June 30, 2015 and 2014, respectively, and $(352.8) million and $(16.0) million during the six months ended June 30, 2015 and 2014, respectively.

(5)
Included in Market Activity for Private Equity AUM are foreign exchange translation gains (losses) of $2.9 million and $0 million during the three months ended June 30, 2015 and 2014, respectively, and $(5.9) million and $0 million during the six months ended June 30, 2015 and 2014, respectively.

(6)
Included in Market Activity for Credit AUM are foreign exchange translation gains (losses) of $150.0 million and $(23.9) million during the three months ended June 30, 2015 and 2014, respectively, and $(346.9) million and $(15.9) million during the six months ended June 30, 2015 and 2014, respectively.

(7)	For Real Estate AUM, there were no foreign exchange translation impacts included in Market Activity during the three and six months ended June 30, 2015 and 2014.

Exhibit B
Below is an example of expanded disclosure to be included in future filings as applied to the Company’s most recent Form 10-Q filing for the three month period ending June 30, 2015.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82
Results of Operations, page 107
Revenues, page 108
Three Months Ended June 30, 2015 Compared to Year Ended June 30, 2014, page 108
Expanded disclosure below has been underlined.
Carried interest income from affiliates decreased by $179.3 million for the three months ended June 30, 2015 as compared to the three months ended June 30, 2014. This change was primarily attributable to a decrease in carried interest income earned from Fund VII and EPF II of $165.3 million and $52.8 million, respectively, partially offset by increased carried interest income earned from Fund VI and AAA Investments (Co-Invest VI), L.P. (“AAA Co-Invest VI”) of $27.0 million and $17.3 million, respectively.

The decrease in carried interest income earned was primarily attributable to lower traditional private equity fund appreciation and a decline in carry generating AUM. The decline in carried interest income was also attributable to lower gross returns for credit drawdown funds. Traditional private equity fund appreciation was 2.7% in the second quarter of 2015 compared to 5.5% during the second quarter of 2014. The decline in carry generating AUM was primarily attributable to the sales of certain of the portfolio companies held by Fund VII, including Athlon Energy, Inc. and Taminco Corp. The lower gross returns for credit drawdown funds of 1.7% in the second quarter of 2015 compared to 4.2% during the second quarter of 2014 was due to valuation declines primarily attributable to a weakened business economic outlook for one of EPF II’s underlying investments. The increased carried interest income in Fund VI and AAA Co-Invest VI was due to the nonrecurrence of losses incurred in the prior period on previously held investments in Rexnord Corp. and Sprouts Farmers Market, Inc.